SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29332; 812-13752]

Korea Finance Corporation; Notice of Application

June 25, 2010

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company

Act of 1940 ("Act") for an exemption from all provisions of the Act.

Applicant: Korea Finance Corporation ("Applicant").

Summary of Application: Applicant, a policy finance institution established by the

government of the Republic of Korea (the "Korean Government") requests an order

exempting it from all provisions of the Act in connection with the offer and sale of its debt

securities in the United States ("Debt Securities").

Filing Dates: The application was filed on February 8, 2010, and amended on May 11,

2010 and June 25, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicant with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 pm on July 19,

2010, and should be accompanied by proof of service on applicant, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature

of the writer's interest, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, 16 Yeouido-dong, Youngdeungpo-gu, Seoul 150-873, Republic of Korea.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant is a government-owned policy finance institution established by the Korean Government on October 28, 2009, pursuant to the Korea Finance Corporation Act (the "KoFC Act"). The Korean Government established Applicant in order to strengthen national competitiveness, to promote job growth in the Republic of Korea ("Korea"), and to contribute to the sound growth of the financial markets and the national economy of Korea. Applicant operates mainly by borrowing in the Korean and international capital markets, or from the Korean Government and the Bank of Korea, the central bank of Korea, and lending to borrowers in Korea. A majority of Applicant's assets currently consist of equity securities of government-controlled enterprises, equity securities of private sector companies acquired during previous restructuring programs, loans and debt securities. Since such securities and loans could be considered "investment securities"

within the meaning of section 3(a)(1)(C) of the Act, Applicant may be considered an investment company, and it requests an exemption from all provisions of the Act.

2.   Under the KoFC Act, Applicant provides funds for the growth of small and medium-sized enterprises ("SMEs"), development of national and regional infrastructure, urgent financial support necessary for the stabilization of financial markets in Korea, development of new growth engine industries and facilitation of sustainable growth in Korea. Applicant may provide funds to these areas by engaging in certain activities including: providing loans; investing in securities; guaranteeing indebtedness; securitization of credit risk; borrowing from the Korean Government, the Bank of Korea and other financial institutions; borrowing from overseas; and issuing bonds and other securities. Lending constitutes the largest part of Applicant's operations, with on-lending and direct loans, which include equipment and project loans and working capital loans, comprising approximately 64% of Applicant's business operations from inception on October 28, 2009, through December 31, 2009.[1] Since Applicant plans to focus on lending as its primary channel of providing funds, the percentage of loans among its total assets is expected to grow significantly in the near future. Applicant currently does not plan to acquire or trade debt securities in the secondary market.

3.   Applicant is succeeding to the policy bank role of the Korea Development Bank ("KDB"), a government-owned financial institution, which has been the leading bank in Korea with respect to the provision of long-term financing for projects designed to assist the nation's economic growth and development. Under the Korean Government's plan to transfer the national policy and development bank role from KDB to Applicant, the Korean

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[1] On-lending is a form of indirect financing where the responsibility for repayment to Applicant rests with an intermediary financial institution, who on-lends the funds provided by Applicant to an industrial borrower.

Government in October 2009 established Applicant and transferred 94.27% of its interest

in KDB to Applicant as a capital contribution. The Korean Government owns all of

Applicant's paid in capital as required by the KoFC Act. In addition to making capital

contributions, the Korean Government may directly support Applicant's financing

activities under the KoFC Act by: (a) lending Applicant funds to on-lend, (b) allowing

Applicant to borrow from the Bank of Korea, and (c) guaranteeing, subject to approval by

the National Assembly, Applicant's overseas borrowings and debt securities.

      4.   Applicant is subject to extensive oversight, supervision and regulation by the

Korean Government, primarily by the Financial Services Commission of Korea (the

"FSC").[2] The KoFC Act and the Enforcement Decree of the Korea Finance Corporation

Act (the "KoFC Decree") set forth the powers, privileges, government supervision and

operating guidelines for Applicant. Under the KoFC Act, the president, all directors, the

auditor and all members of the Steering Committee of Applicant are appointed by the

Korean Government. Under the KoFC Act, the KoFC Decree and the FSC's Supervisory

Regulations on Korea Finance Corporation: (a) Applicant must submit its proposed

business plan and annual budget to the FSC for approval, (b) Applicant must submit its

financial statements to the Minister of Strategy and Finance for approval and further

examination by the Board of Audit and Inspection of Korea, (c) the FSC must approve

Applicant's operating manual, (d) the FSC has broad authority to require reports from

Applicant and to examine its books, records and other documents, (e) the FSC may

supervise Applicant's operations to ensure managerial soundness, (f) the Minister of

Strategy and Finance may make a request to the FSC as necessary for the supervision of

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[2] The FSC is the governmental agency responsible for the overall supervision of the Korean banking industry.

Applicant's operations, and (g) Applicant may amend its Articles of Incorporation only with the approval of the FSC.

5.   The FSC's supervision of Applicant's managerial soundness closely parallels the FSC's supervision of the activities of commercial banks in Korea. As described more fully in the application, Applicant and commercial banks in Korea are subject to similar restrictions on lending to single borrowers, restrictions on equity investments in single entities, restrictions on investments in securities and other assets, regulations on capital adequacy ratios and liquidity ratios, regulations on foreign currency assets and liabilities, standards for possible loan losses, and accounting principles. The Korean Government also supports Applicant's operations pursuant to Articles 30 and 31 of the KoFC Act which include the requirements that at least 20% of Applicant's annual net profit to be retained as reserve before it can be distributed to the Korean Government, and obligates the Korean Government to replenish any deficit that arises if Applicant's reserve is insufficient to cover its annual net losses.

6.   Applicant proposes to offer and sell in the United States Debt Securities from time to time. The Debt Securities will be direct, unsecured obligations of Applicant and rank pari passu among themselves and with all other unsecured indebtedness of Applicant for moneys borrowed. Any such offering may be registered under the Securities Act or be made pursuant to an exemption from the registration requirements of the Securities Act. The offer and sale of such Debt Securities will provide Applicant with an alternate source of funding to supplement its borrowing in Korea and non-U.S. international capital markets. Applicant will use the proceeds of the sale of the Debt Securities to provide funds for its general operations including extending loans.

<u>Applicant's Legal Analysis</u>

1.	Section 3(a)(1)(C) of the Act defines an investment company to include any issuer engaged in the business of investing, reinvesting, owning, holding or trading in securities, and that owns or proposes to acquire investment securities having a value exceeding 40% of the issuer's total assets. Section 3(a)(2) of the Act defines "investment securities" to include all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner which (a) are not investment companies, and (b) are not relying on the exclusions from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act.

2.	Applicant states that as of December 31, 2009, approximately 43.9% of its assets consisted of equity securities issued by entities that are not majority-owned by Applicant, approximately 10.7% of its assets consisted of obligations of borrowers to repay loans, and approximately 4.7% of its assets consisted of other debt securities.[3] Such obligations and securities could be considered "investment securities" within the meaning of section 3(a)(2) of the Act. As a result, Applicant states that it could be deemed to be an "investment company" under section 3(a)(1)(C) of the Act.

3.	Section 6(c) of the Act provides, in relevant part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction from any provision of the Act, if and to the extent necessary or appropriate

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[3] In connection with the transfer of the policy and development bank roles to Applicant, the Korean government transferred to Applicant KDB's holdings in certain government-controlled companies as well as holdings in certain private sector companies acquired during previous restructuring programs. Applicant plans to focus on lending as its primary channel of providing funds and expects the percentage of loans among its total assets to grow significantly in the near future.

in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Rule 3a-6 under the Act excludes foreign banks from the definition of an investment company under the Act. A "foreign bank" is defined in the rule to include a banking institution "engaged substantially in commercial banking activity" which in turn is defined to include "extending commercial and other types of credit, and accepting demand and other types of deposits." Applicant states that as a special policy finance institution that is not considered a commercial bank under Korean law, it is not permitted to accept "demand and other types of deposits." Therefore, Applicant states that it is not eligible for the exemption provided by rule 3a-6 under the Act. Applicant argues that it is functionally equivalent to a foreign bank because it offers financial services and issues financial products similar to those offered and issued by traditional foreign banks, and it is subject to extensive oversight, supervision and regulation by the Korean Government.

5.   Applicant also believes that the rationale of Congress and the Commission in promulgating rules under the Act in exempting foreign financial institutions applies to Applicant. Applicant is subject to extensive oversight, supervision and regulation by the Korean Government, particularly the FSC. The scope of Applicant's business activities is prescribed by the KoFC Act and the FSC must approve Applicant's annual business plans, annual budget and operating manual. Moreover, as discussed above, the FSC supervises Applicant's operations to ensure managerial soundness by regulating its lending activities, restricting its investment in securities and requiring Applicant to comply with the same capital adequacy requirement applicable to Korean commercial banks. Applicant represents that its operations do not lend themselves to the abuses against which the Act is

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directed, and states that it believes it satisfies the standards for relief under section 6(c) of the Act.

Applicant's Conditions

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1. In connection with any offering by Applicant of Debt Securities in the United States, Applicant will appoint an agent in the United States to accept service of process in any suit, action or proceeding brought with respect to such Debt Securities instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York. Applicant will expressly submit to the jurisdiction of the New York State and United States Federal courts sitting in the Borough of Manhattan, The City of New York, New York with respect to any such suit, action or proceeding. Applicant will also waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. Such appointment of an agent to accept service of process and such consent to jurisdiction shall be irrevocable until all amounts due and to become due in respect thereof have been paid. No such submission to jurisdiction or appointment of agent for service of process will affect the right of a holder of any such security to bring suit in any court which shall have jurisdiction over Applicant by virtue of the offer and sale of such securities or otherwise.

2. Applicant's activities will conform in all material respects to the activities described in the application.

3.   Applicant will rely on the order only so long as it is regulated by the Korean Government, the FSC and the other applicable Korean regulatory authorities, as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary